SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2002

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commission file number 0-16214

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.

1373 Broadway, Albany, New York 12204

Item 4.

Report of Independent Accountants

Financial Statements:

Statements of net assets available for plan benefits

Statements of changes in net assets available for plan benefits

Notes to financial statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year)*

Exhibits:

23. Consent of Independent Accountants (Filed electronically herewith.)

*                             Other schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Albany International Prosperity Plus Savings Plan
(Name of Plan)

Date:	June 27, 2003	/s/ Charles B. Buchanan
Charles B. Buchanan
Member of the Employee Benefits Committee

Report of Independent Accountants

Tothe Participants and Administrator of the
Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 11, 2003

Albany International Corp.
Prosperity Plus Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets

Investments, at fair value
Registered investment companies	$104,282,187	$113,628,054
Albany International Class A common stock	31,882,960	42,252,878
Participant loans	6,792,775	6,931,088
Common/collective trust	39,606,907	35,611,125
Total investments	182,564,829	198,423,145
Employer contribution receivable	1,775,730	905,986
Net assets available for benefits	$184,340,559	$199,329,131

The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions
Investment income
Interest and dividend income from investments	$4,523,371	$5,863,452
Interest income, participant loans	541,999	593,313
Net (depreciation) appreciation in fair value of investments	(19,096,225)	8,005,965
	(14,030,855)	14,462,730
Contributions
Employer	5,920,123	4,983,461
Participant	9,404,809	9,086,873
	15,324,932	14,070,334
Total additions	1,294,077	28,533,064
Deductions
Payment of benefits	16,269,005	13,056,342
Other deductions	13,644	12,324
Total deductions	16,282,649	13,068,666
Net (decrease) increase	(14,988,572)	15,464,398
Net assets available for benefits
Beginning of period	199,329,131	183,864,733
End of period	$184,340,559	$199,329,131

The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.                          Description of Plan

The following description of the Albany International Corp. (the Company) Prosperity Plus Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age.

Contributions

Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers ten registered investment companies, a common/collective trust and Albany International Class A Common Stock.  The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant’s eligible compensation (which may be in a combination of both shares of Company Class A stock and cash).  The minimum funding requirements have been met for the years ended December 31, 2002 and 2001.

The Plan was amended to include Albany International Class A Common Stock as an investment option for employee contributions, effective April 1, 2002.  Effective March 15, 2002, employees can convert any portion of Albany International Class A Common Stock previously allocated to their match and profit sharing accounts as of December 31, 2000 into the other available investment fund options.  Beginning at age 50, a participant may convert each year, up to 10% of his or her account, matching contribution, and profit sharing contribution in Albany International Class A Common Stock into one of the other available investment alternatives.  Effective March 15, 2003, employees will be able to convert any of the Albany International Class A Common Stock in their match and profit sharing accounts into the other available investment fund options.

The Company contributed $3,790,935 (161,914 shares) and $3,865,399 (201,873 shares) of Albany International Class A Common Stock during the 2002 and 2001 plan years, respectively.

Profit-Sharing Contribution

The Plan provides for a profit-sharing contribution.  Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company matching contributions.  In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal.  If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated.  An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis.  The amount of the profit sharing contribution is based on a formula stated at the beginning of the year.  The Company contribution for profit-sharing may be made in either cash or common stock following the end of the year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Pension Purchase

The Plan allows retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company’s Pension Plus program.  The decision to make a pension purchase must be made 60 days prior to retirement.  Once the pension purchase option is elected, the election is irrevocable after retirement.

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years.  Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan.  In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Employee Benefits Committee so determines, by the Plan.  The Company paid plan administrative expenses of approximately $78,453 and $46,835 during 2002 and 2001, respectively.

2.                          Summary of Significant Accounting Policies

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments in registered investment companies are valued at the latest quoted sales price on the last business day of the year.

The investment in the common collective trust is recorded at fair value based on the current market values of the underlying assets of the fund.

The common stock of Albany International Corp. is valued at the latest quoted price on the last business day of the year.

Participant loans are valued at cost which approximates fair value.

Security transactions are recorded on a trade-date basis.  Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date.  Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock are reinvested in the Company stock.  Interest income is recorded as earned.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

3.                          Investments

Plan investments for December 31 are as follows:

	2002	2001
Investments at fair value as determined by quoted market price

Registered investment companies	$104,282,187	$113,628,054
Albany International Class A Common Stock	31,882,960	42,252,878
Common/collective trust	39,606,907	35,611,125
	175,772,054	191,492,057
Investments at estimated value
Participant loans	6,792,775	6,931,088

Total investments	$182,564,829	$198,423,145

The following investments represent 5% or more of net assets available for benefits:

	2002	2001
Vanguard 500 Index Fund	$31,895,579	$36,805,730
Vanguard Prime Money Market	10,655,835	16,226,639
Vanguard Windsor	25,323,737	31,150,360
Vanguard Wellesley	15,807,188	10,855,128
Albany International Class A Common Stock	31,882,960	42,252,818
Vanguard Retirement Savings Trust	39,606,907	35,611,125

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Common stock	$1,259,562	$15,362,386
Registered investment companies	(20,355,787)	(7,356,421)

	$(19,096,225)	$8,005,965

4.                          Albany International Common Stock

Information about the net assets and the significant components of the changes in net assets relating to Albany International Class A Common Stock is as follows:

	December 31,
	2002	2001
Net assets
Albany International Class A Common Stock	$31,882,960	$42,252,878
Employer profit sharing contribution receivable	1,640,789	844,517

	$33,523,749	$43,097,395

Changes in net assets
Investment income	$1,259,562	$15,362,386
Employer matching contribution	3,799,473	3,860,215
Employer profit sharing contribution	1,640,789	844,517
Payment of benefits	(2,184,411)	(1,290,287)
Transfers to participant directed investments	(14,089,059)	(979,712)

	$(9,573,646)	$17,797,119

5.                          Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Interest rates on loans are determined by the Employee Benefits Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 6.79% and 10.5%).  Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence.  Home purchase loan repayments range from 5 to 20 years.  Loans are not permitted from the Albany International Class A Common Stock portion of the account.

6.                          Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as trustee for the investments held by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.                          Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Albany International Corp.
Prosperity Plus Savings Plan	Supplemental Schedule
Schedule of Assets (Held at End of Year)
December 31, 2002	Schedule I

EIN 14-0462060

Attachment to Form 5500, Schedule H, Line 4(i) - “Schedule of Assets (Held at End of Year)”

Identity of Issue		Investment Type	Cost	Current Value

*	Vanguard 500 Index Fund	Registered Investment Company	$42,767,398	$31,895,579
*	Vanguard Explorer Fund	Registered Investment Company	549,232	435,153
*	Vanguard Extend Market Index Fund	Registered Investment Company	6,895,852	4,420,286
*	Vanguard IT Bond Index	Registered Investment Company	3,231,524	3,395,114
*	Vanguard Int’l Growth Fund	Registered Investment Company	5,873,237	4,000,130
*	Vanguard LT Corporate Fund	Registered Investment Company	273,817	275,554
*	Vanguard Prime Money Market	Registered Investment Company	10,655,835	10,655,835
*	Vanguard STAR Fund	Registered Investment Company	9,776,048	8,073,611
*	Vanguard Wellesley	Registered Investment Company	16,459,745	15,807,188
*	Vanguard Windsor Fund	Registered Investment Company	34,273,676	25,323,737
*	Vanguard Retirement Savings Trust	Common/collective Trust	39,606,907	39,606,907
*	Albany International Class A Common Stock	Common Stock	28,275,473	31,882,960
*	Loan Fund	6.79% - 10.5%	6,792,775	6,792,775

	Total assets held		$205,431,519	$182,564,829

*  Party-in-Interest as defined by ERISA